UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of November, 2010.

Commission File Number 0-21392

AMARIN CORPORATION PLC

(Translation of registrant’s name into English)

First Floor, Block 3, The Oval, Shelbourne Road, Ballsbridge, Dublin 4, Ireland

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐             No  ☒

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐             No  ☒

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

This report on Form 6-K is hereby incorporated by reference into the registration statements of Amarin Corporation plc and in the prospectus contained therein, and this report on Form 6-K shall be deemed a part of each such registration statement from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished by Amarin Corporation plc under the Securities Act of 1933 or the Securities Exchange Act of 1934.

AMARIN CORPORATION PLC

On November 1, 2010, Amarin Corporation plc (“Amarin”) entered into a new Supply Agreement (the “Agreement”) for the supply of ethyl-EPA, the active pharmaceutical ingredient in AMR101, with its current supplier of ethyl-EPA (the “Supplier”). The Agreement establishes the responsibilities of each party with respect to the regulatory qualification and commercial launch of AMR101 and supersedes the previously disclosed supply agreement, including all financial obligations thereunder, entered into between Amarin and the Supplier in February 2009.

The Agreement includes a non-refundable upfront payment of $0.5 million, which was paid upon execution of the Agreement, and an additional non-refundable milestone payment of $0.5 million payable upon the first marketing approval of AMR101 in the United States. The Agreement also includes customary minimum purchase obligations, including minimum purchase obligations of approximately $0.7 million per year until such time as a New Drug Application (NDA) is submitted AMR101 in the United States.

Unless terminated earlier in accordance with the terms of the Agreement, the Agreement shall initially extend for a period of ten years following the execution of the Agreement and may be renewed upon mutual agreement for successive three-year periods thereafter. The Agreement is terminable by either party upon material breach committed by the other party which is not cured within 60 days’ notice of such breach, or in the event of the bankruptcy or insolvency of the other party. The Agreement is also terminable at the Supplier’s option upon Amarin’s failure to satisfy its minimum purchase obligations under the Agreement (if such failure is not cured within 30 days’ notice).

In addition, provided the Supplier has expanded its manufacturing capacity in accordance with the Agreement, the Supplier may terminate the Agreement in the event that Amarin does not receive marketing approval for AMR101 in the United States on or before December 31, 2014 or in the event that Amarin abandons development of AMR101 for hypertriglyceridemia in the United States, in either which case Amarin shall be required to reimburse the Supplier for certain costs incurred by the Supplier in connection with expanding its manufacturing capacity, as reduced by the amount of profit received by the Supplier as a result of purchases of ethyl-EPA by Amarin under the Agreement, but in any event, not to exceed $5.0 million.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AMARIN CORPORATION PLC

By:	/S/ JOHN THERO
John Thero
President

Date: November 10, 2010